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                             July 20, 2020

       Andrew Kucharchuk
       Chief Financial Officer
       OncBioMune Pharmaceuticals, Inc
       8000 Innovation Park Dr.
       Baton Rouge, LA 70820

                                                        Re: OncBioMune
Pharmaceuticals, Inc
                                                            Form 8-K for the
period ended June 5, 2020
                                                            Filed June 11, 2020
                                                            File No: 0-52218

       Dear Mr. Kucharchuk:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Item 2.01 Form 8-K filed June 11, 2020

       Item 9.01 Financial Statements and Exhibits, page 1

   1. We note that you closed the Asset Purchase Agreement with Avant Diagnostics, Inc.
                                                        (Avant) on June 5, 2020
and that this transaction will be accounted for as a reverse merger. It is unclear
from your disclosures whether you intend to file the required financial statements
for Avant and related pro forma financial information required by
                                                        Instruction 5 to Item
2.01 of Form 8-K. Please confirm that you will provide such
                                                        financial information
by the due date set forth in Item 9.01 of Form 8-K. Please also confirm, to the extent
necessary, that you will provide disclosures under Item 4.01 of
                                                        Form 8-K about any
intended change in independent accountants.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Tracey
McKoy, Staff Accountant, at (202)551-3772 or, Jeanne Baker,
 Andrew Kucharchuk
OncBioMune Pharmaceuticals, Inc
July 20, 2020
Page 2

Staff Accountant, at (202)551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202)551-
3355 with any questions.



FirstName LastNameAndrew Kucharchuk                      Sincerely,
Comapany NameOncBioMune Pharmaceuticals, Inc
                                                         Division of
Corporation Finance
July 20, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName